3/13/15

SECURI' 15026635 ON

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# ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

| SEC FILE NUMBER |
|---|
| 8- 67574 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broadoak Partners LLC

| OFFICIAL USE ONLY |
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| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohn Reznick LLP
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
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| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

V - A

3/15/15

BroadOak
Partners

7272 Wisconsin Avenue, Suite 320
Bethesda, MD 20814

Tel.: 301.358.2692

February 26, 2015

CohnReznick, LLP
8045 Leesburg Pike Suite 300
Vienna, VA 22182

To whom it may concern:

In connection with your request regarding 17 C.F.R. S240.15c3-3 we are making the following statement:

BroadOak Partners, LLC (the "Company") is exempt from 17 C.F.R. S240.15c3-3 under section (k)(2)(i) of the rule. The Company has met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014, without exception. BroadOak Partners, LLC does not carry customer margin accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker-dealer.

Regards,

Lars Hanan, Managing Partner

William Snider, Managing Partner